UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year Ended December 31, 2024

MUSIC LICENSING, INC.

(Exact name of Registrant as specified in its charter)

Commission File Number: 24R-00045

Nevada	32-0769697
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203 Naples, FL	34105
(Address of principal executive offices)	(Zip Code)

+18332277683

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Securities registered under Regulation A (Tier 2) of the Securities Act of 1933:

●	Common Stock, par value $0.000000000001 per share

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1. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K (“Report”) for the fiscal year ended December 31, 2024, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than those of historical fact are forward-looking statements, often identified by words such as “may,” “will,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” or similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. We undertake no obligation to revise or update forward-looking statements, except as required by law.

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2. PART II – INFORMATION TO BE INCLUDED IN REPORT

2.1 ITEM 1. BUSINESS

Music Licensing, Inc. (OTC: SONG), also known as Pro Music Rights, is a diversified holding company and the fifth public performance rights organization (PRO) established in the United States, recognized under the federal registry of the U.S. government. Through our subsidiary, Pro Music Rights, Inc., we issue public performance licenses for an estimated 2.5 million musical works, collecting fees from prominent platforms (including TikTok, iHeartMedia, Triller, Napster, 7Digital, and Vevo) and distributing these to affiliated songwriters, composers, and publishers.

Our catalog covers a wide range of high-profile artists—A$AP Rocky, Wiz Khalifa, Pharrell, Nipsey Hussle, 2 Chainz, Migos, Gucci Mane, and many others, including AI-generated works—and we hold a 7.4% market share of the U.S. public performance rights sector. We further hold royalty interests in Listerine “Mouthwash” Antiseptic and maintain a broad portfolio linked to star performers such as The Weeknd, Justin Bieber, Kanye West, Elton John, Lil Nas X, Miley Cyrus, Lil Wayne, XXXTentacion, Rihanna, among many others.

Originally formed on November 17, 1997, in Nevada under a different name, the Company executed multiple acquisitions and name changes. In August 2022, we merged with Pro Music Rights, Inc. under the leadership of Mr. Jake P. Noch, who secured a controlling interest. By November 2022, we rebranded as Music Licensing, Inc. (OTC: SONG). In January 2024, following a Board resolution, the Company shifted to a diversified holding strategy, exploring other royalty-based investments and potentially forming or acquiring broker-dealer operations in offshore jurisdictions.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

On August 15, 2022, the company signed an agreement with Pro Music Licensing, Inc. to acquire from the Shareholders its 1,409,500,000 shares of common stock, including 909,500,000 shares of class a common stock and 500,000,000 shares of class b common stock, which represent all of the issued and outstanding shares of common stock of Pro Music Licensing for 3,500,000,000 shares of common stock, $0.001 par value per share, of Music Licensing Inc.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc.

Pro Music which was recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc.

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock were increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On December 31, 2022 the company executed a merger agreement in 2022 but are reflecting the accounting for the merger as of December 31, 2022 for simplicity, however exact date calculations may differ but Management does not believe such calculations are or would be material.

On Oct 25, 2023, the company has decided through its board of directors’ resolution to lower its authorized shares to 2,000,000,000 shares.

On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board resolution, authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

●	The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

●	The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

●	The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

●	The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024. Thus far, actions in accordance with this resolution include the purchase of publishing royalties from AT&C Investments LLC, royalty interest in Listerine Antiseptic, and two additional collections of published work.

Plan of Operation

The Company is a public performance rights organization representing approximately 2.5 million musical works of songwriters, composers and publishers. The Company collects license fees on behalf of the songwriters, composers and publishers with whom it is affiliated and then distributes 100% of the license fees as royalties to those songwriters, composers and publishers whose musical works have been publicly performed. The Company’s repertory is presently accessible by download at https://promusicrights.com. Separately, even though the Company provides its songwriters, composers and publishers 100% of the royalties attributable to the public performance of their musical works, the Company generates revenue from monthly or annual license fees, including on a per-location basis, to its customers for the public performance of musical works in its repertory. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company has a number of reputable artists in its repertory including, OG Maco, best known for his 2014 debut single “U Guessed It,” which went viral and peaked at number 90 on the U.S. Billboard Hot 100. The Company has entered into agreements granting it the right to license the public performance rights in an approximate 2.5 million copyrighted musical works, which include, for example, musical works featuring notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Rich The Kid, Young Dolph, Trinidad James and Fall Out Boy.

The Company requires its songwriters, composers and publishers to enter into written agreements granting the Company the right and license to publicly performance their respective copyrighted musical works. Under the approximate 3,714 agreements with the Company, such songwriter, composer and/or publisher has granted the Company the right to license non-dramatic public performances of their respective musical works, along with the rights and remedies to enforce the copyrights to such musical works. The period of those agreements is for an initial two-year period with successive two-year additional periods unless terminated prior to the then-applicable term with not more than six (6) months or less than three (3) months written notice. The Company is obligated to distribute one hundred percent (100%) of all per-use royalties collected (not including blanket licenses) less any third-party processing fees.

Although the Company’s songwriters, composers and publishers grant the Company the right and license to publicly performance their respective copyrighted musical works, such musical works may be subject to prior agreements with other performance rights organizations, such as Broadcast Music, Inc., American Society of Composers, Authors, and Publishers, Society of European Stage Actors and Composers, and Global Music Rights, LLC. Because such other agreements may not have been terminated, or may not have been properly terminated, such other performance rights organization may continue to claim rights with respect to the musical works that are now subject to written agreement with the Company. Additionally, such other agreements may have granted such other performance rights organizations with the continuing right to administer licenses and collect royalties with respect to the musical works that are not subject to written agreement with the Company.

Intellectual Property

The Company’s License Agreements with Customers for the Public Performance of Musical Works in its Repertory

The Company has entered into written “Business License Agreements” with approximately 617 customers granting them a nonexclusive right and license to publicly perform the musical works of its songwriters, composers and publishers in the Company’s repertory. Of the approximate 2.5 million musical works in the Company’s repertory, approximately 2.2 million are musical works owned by Mr. Noch. The licensing of these approximately 2.2 million musical works with the Company was made pursuant to the Company’s form business licensing agreement (the “Business Licensing Agreement(s)”) The Business License Agreements are designed to encompass the entirety of the songwriter’s, composer’s or publisher’s writer share and publisher share on each of their respective musical compositions. For example, if a songwriter holds 10% of the writer share of a musical composition in 50 musical compositions, then the Business License Agreement is designed for the Company to represent such songwriter’s 10% interest of the writer share for such compositions. The period of those agreements is for an initial term of five (5) years, which term automatically renews for successive one (1) year periods unless either party gives notice of termination no later than ninety (90) days prior to the end of the then-current term. The Company’s Business License Agreements with songwriters, composers and publishers encompass the entirety of their public performance rights in musical works. Such agreements are not generally entered on a song-by-song basis with artists, as the artists generally lack ownership of the public performance rights in and to the musical works except to the extent such artist is a songwriter, composer or publisher of such musical work. Nor does the Company generally enter into such agreements with the individual or group producing the musical work, except to the extent such individual or group is a songwriter, composer or publisher of such musical work.

The Company charges the license fee to customers and the following usage fees (i.e., royalties) for the public performance of musical works in its repertory: A base licensing fee of $50.00 per month for each business location, which fee shall increase every January 1 thereafter at a rate of 2.5% annually. Additionally, a per usage fee for each public performance of the musical works in the Company’s repertory is charged based on $0.00005 per usage for every 1% of a work registered with the Company representing a total of 100% publisher and 100% writer share for a maximum of 200%. Such fee shall increase on a yearly basis every January 1st at 2.5% annually, rounded highest to the nearest $0.01, for example:

EXAMPLE USAGE FEE TABLE

Ownership of Musical Work	Usages	Total Usage Fee	Base License Fee Per Business Location	Total Fee Per Month
1% Ownership of Publisher and Writer share	1,000,000	$100.00	50.00	150.00
50% Ownership of Publisher and Writer share	1,000,000	$5,000.00	50.00	5,050.00
100% Ownership of Publisher and Writer Share	1,000,000	$10,000.00	50.00	10,050.00

With respect to the above table, if a composer holds a 1% interest of the publisher share and a 1% interest of the writer share then, based on 1,000,000 usages of the work over which the composer holds such 1% interest, the composer would receive a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the writer share and a royalty payment from the usages equal to 1% of the $0.000005 per each of the 1,000,000 usages for the publisher share, for a total royalty payment of $100.00.

Market Information

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, satellite audio services, nightclubs, restaurants, bars and other venues, digital jukeboxes, and live concerts.

The Company relies significantly on songwriters, composers and publishers to enter into agreements with the Company, so that the Company has musical works to license on their behalf. The Company’s revenue model is heavily dependent on securing musical works to license on behalf of songwriters, composers and publishers, and then licensing those musical works to its downstream customers, such as digital streaming services and radio stations. All payments are processed utilizing checks, wires and ACH through financial institutions. While, the Company presently does not engage in credit card processing, it may explore other options to collect payments.

As an early-stage performing rights organization, the Company is working to grow its market share and provide an alternative solution to the existing business model of the other performance rights organizations. The Company will rely heavily on organic marketing through digital channels. The Company also has available an automated, transparent music licensing dashboard and reporting system, which is expected to facilitate additional licensing and transactional revenue. As part of the rollout of such dashboard and system, the Company has lowered the monthly music licensing fee to $50.00 per month per location/service which is in addition to the fees payable for using the musical works in its repertory.

Special Characteristics of the Company’s Operations and Competing Products/Procedures

Competition

The Company is the one of several public performance rights organization in the United States, including the following:

-	Broadcast Music, Inc.;

-	American Society of Composers;

-	Authors, and Publishers;

-	Society of European Stage Actors and Composers, and;

-	Global Music Rights, LLC.

Employees

As of the date of this report, the Company has one (1) full-time employee and no part-time employees. None of the Company’s employees are represented by a labor union or covered by a collective bargaining agreement.

Legal Proceedings

See below.

Declaratory Judgement: April 9, 2018

On April 9, 2018, the Company appeared for a hearing which was held before the Twelfth Circuit Court in Desoto County, Florida for the purposes of obtaining a judicial declaratory judgment as to the Company’s status under the Securities laws for Rule 144 determination, as to whether the Company has ever been a “Shell” Company under the Securities Laws. Pursuant to Chapter 86 of the Florida Statutes, the Company had filed the declaratory action so the Court could determine whether the Company had ever met the definition of being a shell company under Rule 405 of the Securities Act. The Company found this necessary so that all shareholders would be able to utilize Rule 144 for exemption from registration.

At the hearing, the Court received evidence including corporate history, financials, SEC filings, and other historical evidence, as well as relevant testimony. The Court entered an Order in the matter finding that the Company was not currently, nor had it ever been a shell company for purposes of Rule 144 exemption from registration.

The Order of the Court as filed in the Twelfth Circuit Court of Florida, Desoto County under case number 2018-CA-00133 is attached as Exhibit 16A.

Arbitration: Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. vs. OTC Link LLC

On November 23, 2022 the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. submitted an arbitration claim with FINRA against OTC Link LLC for damages in the amount of $386,574,108.25 from claims arising out of (1) breach of contract; (2) Negligence; (3) negligent supervision; and, (4) negligent misrepresentation. No resolution has arisen for this matter as of the date of this Offering Circular.

The claimants’ breach of contract claim alleges the following: Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. and OTC Link LLC had a contractual relationship. OTC Link LLC reviewed the Pro Music Rights proposed reverse merger, whereby Company would trade through OTC Link LLC under the symbol NUVG on the Pink sheets market. OTC Link LLC reviewed the proposed transaction, and financials for NUVG and Company. OTC Link LLC approved the reverse merger and allowed Company to begin trading in August. OTC Link LLC subsequently breached that agreement by removing Company from the Pink sheets market for reasons that existed prior to OTC Link LLC’s approval of Company for trading.

The Company’s negligence claim alleges the following:  OTC Link LLC had a duty to follow and abide by the rules and the guidelines of FINRA, SEC, and its own compliance manuals. These rules and guidelines establish the industry standard of care. For years OTC Link LLC carelessly permitted NUVG stock to trade on its platform with inadequate financials, albeit while OTC Link LLC listed NUVG as compliant. In addition, Company paid OTC Link LLC for listing approval months prior to OTC Link LLC’s unilateral removal of Company from the Pink sheet platform. OTC Link LLC was negligent in its approval of the proposed reverse merger. In addition, OTC Link LLC has been negligent in ignorantly listing NUVG as shell risk company despite countless evidence to the contrary. OTC Link LLC and its affiliates misconduct has caused foreseeable damages to the Company. OTC Link LLC’s breach constitutes gross negligence. OTC Link LLC’s breaches of its duties are the proximate cause of Company’ damages.

The Company’s negligent supervision claim alleges the following:  Securities laws impose a duty upon OTC Link LLC to properly and reasonably supervise its representatives according to the general and statutory standard of care. In addition OTC Link LLC by virtue of its superior knowledge, judgment, and skill in the financial markets owed Company a duty to properly and reasonably supervise its representatives who reviewed the proposed reverse merger. OTC Link LLC also failed in supervising employees that wrongfully listed NUVG as a shell risk company. Company suffered damages as a result of OTC Link LLC’s failure to supervise its employees.

The Company’s negligent misrepresentation claim alleges the following:   Securities laws impose a duty upon OTC Link LLC to only list securities for trading on the OTC markets that meet industry disclosure requirements. OTC Link LLC failed in this regard. NUVG was deficient in its audited financials for approximately 5 years, while OTC Link LLC allowed NUVG to trade. OTC Link LLC continuously represented to the market that NUVG’s financial filings were up to date. In addition, OTC Link LLC and its affiliates continue to list NUVG as a shell risk company despite evidence to the contrary. Company has suffered significant damages as a result of OTC Link LLC’s misconduct.

Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. has suffered damages principally as a result of a diminution of its valuation, among other ways. The effect of OTC Link LLC’s actions rendered Company’s stock on the essentially non-tradable on the OTC markets. Because  of this effect, the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. (and therefore the Company, through Pro Music Rights) is seeking damages equal to the value of the Company prior to the wrongful actions of OTC Link LLC. These actions occurred on September 28, 2022 when the Company’s Shares were put on the OTC Expert markets. The Damages sought are equal to the capital contribution of Jake P. Noch Family Office, LLC as of September 28, 2022.

The damages sought by the Jake P. Noch Family Office, LLC and Pro Music Rights, Inc. are $386,574,108.25. The Company came by this value by determining the total capital contribution for the Company’s outstanding Shares held by Jake P. Noch Family Office prior OTC Link LLC’s actions on September 28, 2022. This is equal to 3,476,410,075 shares transferred to Jake P. Noch Family Office, LLC on August 15, 2022 at $0.11 per share, and 37,900,000 shares transferred to Jake P. Noch Family Office, LLC on July 25, 2022 at $0.11 per share. The total consideration to Jake P. Noch Family Office, LLC was equal to the sought damages of $386,574,108.25.

The Company is currently in a confidential settlement talks and expects to resolve the matter amicably.

Litigation:: Jake P. Noch Family Office, LLC v. Music Licensing Inc.

On November 15, 2023, Jake P. Noch and Jake P. Noch Family, LLC, initiated a declaratory judgment action against Music Licensing, Inc., not as adversaries but seeking to enforce a 3(a)10 Settlement agreement with Music Licensing Inc. This action stems from an employment agreement made on June 25, 2023, where Jake P. Noch was to receive an annual base salary in the form of a convertible note. This note allows for conversion into shares valued at Twelve Million Dollars ($12,000,000) at the time of conversion, remaining valid until this amount is realized. Additionally, the note could include more shares to ensure the equivalent value is received for Noch’s roles as Chief Executive Officer, President, Secretary, and interim Chief Financial Officer at Music Licensing Inc.

A fairness hearing on the terms and conditions of the Settlement Agreement occurred in accordance with Section 3(a)(10) of the U.S. Securities Act of 1933 and Rule 69W-500.014, F.A.C., with no objections presented. The court was informed that the Plaintiffs would utilize the Section 3(a)(10) exemption following the court’s approval of the settlement transaction. Acknowledging the Plaintiffs as creditors with bona fide claims exceeding Twelve Million Dollars ($12,000,000.00) against Music Licensing Inc., the debtor, the court found the settlement of exchanging unrestricted company shares for the Plaintiffs’ claims fair and equitable. The 3(a)10 settlement was recognized as conducted in good faith, without any duress or negative influence, and with full advisement to all parties’ Board of Directors. All individuals entitled to securities in exchange for claims had the opportunity to appear, with the court finding no impediment to this right and confirming that they were properly notified of the hearing. The court, having been fully advised on the matter, recognized and enforced the settlement, dismissing the action without prejudice and retaining jurisdiction to enforce the settlement terms on December 12, 2023.

2.2 ITEM 1A. RISK FACTORS

These risks are not exhaustive. Additional or unknown factors may also affect us.

1.	Potential Failure to List on International Exchanges

We aim to list on multiple global exchanges (Nigerian Stock Exchange, Nasdaq Stockholm, Jamaican Stock Exchange, Euronext, ASX, London AIM, TSX Venture, Portfolio Exchange in Spain, A2X in South Africa). Inability to meet listing standards restricts capital-raising opportunities and reduces liquidity.

2.	Uncertainty in AI-Generated Content Initiatives

Our expansion into AI-based media hinges on robust technology, IP protections, and consumer acceptance. Failure may limit revenue and damage our market standing.

3.	Risk of Dilution Issuing new shares for financing or acquisitions dilutes existing shareholdings. Extensive dilution can depress per-share value and erode voting power.

4.	Potential Share Buyback Program A buyback might optimize capital structure or convey undervaluation but can limit funds for expansion and increase short-term price volatility.

5.	Risk of Misinformation Inaccurate or unofficial information can disrupt investor sentiment and stock prices. While we strive for timely corrections, we cannot fully control external narratives.

6.	Litigation or Arbitration in Foreign Jurisdictions Conflicts with non-U.S. regulators or exchanges may be costly, time-consuming, and yield uncertain outcomes, straining resources.

7.	Market Volatility Broader economic or industry fluctuations can significantly affect share prices, complicating our financing plans and strategic goals.

8.	Liquidity Risk Our reliance on affiliate financing and accounts receivable collections underscores limited operating cash, posing a risk if those sources diminish or delay.

9.	Pending Collection Lawsuit Ongoing legal actions to recover unpaid licensing fees involve potential risks of negative judgments and increased expenses, potentially reducing revenues.

10.	Inability to Recoup Outstanding Debts Uncollectible accounts could necessitate higher allowances or write-offs, impacting net income and investor confidence in our credit controls.

11.	Reliance on Distribution and Publishing Administration

Our proposed forays into distribution and publishing hinge on high-level expertise, robust technology, and stable partnerships. Delays or shortfalls would hinder expected growth.

12.	Management Risk – CEO’s Learning Differences

Our Chief Executive Officer, President, Chief Financial Officer, Secretary, Director, and Chairman, Mr. Jake P. Noch, manages ADD, dyslexia, dyscalculia, and dysgraphia. While internal checks help mitigate risks, these conditions may occasionally lead to errors in reporting or compliance.

2.3 ITEM 2. OPERATIONS: MANAGEMENT’S DISCUSSION AND ANALYSIS

2.3.1 Basis of Presentation

This discussion reviews operating and financial results for the years ended December 31, 2023 (“FY 2023") and December 31, 2024 (“FY 2024"), in conjunction with our audited statements in Item 7.

2.3.2 Operating Results

●	Revenues:

◦	FY 2023: USD 1,052,274,588

◦	FY 2024: USD 128,874,114

●	This decrease largely reflects defaults from major licensees, strategic shifts to smaller monthly subscription frameworks, and recognized uncollectibles.

●	Net Income (Loss):

◦	FY 2023: USD +46,033,387

◦	FY 2024: USD –54,418,580

●	The net loss in FY 2024 follows rising bad debt expenses, litigation costs, and expanded investments in new ventures.

2.3.3 Liquidity and Capital Resources

●	Cash Position

◦	Dec 31, 2023: USD 415

◦	Dec 31, 2024: USD 1,182

●	Minimal cash underscores reliance on receivables collection and external funding.

●	Convertible Notes Payable

◦	Dec 31, 2023: USD 12,308,525

◦	Dec 31, 2024: USD 23,240,141

●	Additional convertible debt, primarily from affiliates, increased potential dilution.

●	Going Concern Historic net losses and modest liquidity raise concerns regarding our continued operations. Management focuses on improved collections, cost controls, and diversified revenue pursuits.

2.4 ITEM 2A. 3(a)(10) SETTLEMENT ARRANGEMENT

We employ a court-approved 3(a)(10) settlement from Collier County, Florida, which allows issuing shares to affiliates (e.g., Mr. Noch and Jake P. Noch Family Office, LLC) based on dollar obligations rather than market values. At December 31, 2024, the associated balance was USD 23,240,141, with no strict share-volume limits if share prices decline.

2.5 ITEM 3. DIRECTORS AND OFFICERS

1.	Mr. Jake P. Noch

◦	Title: Chief Executive Officer, President, Chief Financial Officer, Secretary, Director, and Chairman of the Board.

◦	Overview: Leads corporate and financial strategies. Heads Jake P. Noch Family Office, LLC. Active in the music industry, philanthropic efforts, and portfolio acquisitions.

2.	Mr. Rodrigo Di Federico

◦	Title: Chief Technology Officer & Director.

◦	Experience: Former IT lead at Pro Music Rights, manager of AZO Technology, LLC. Concentrates on tech-driven licensing solutions.

3.	Mr. James R. Chillemi

◦	Title: Director (Independent), Audit & Compensation Committee Member.

◦	Background: Junior partner at Colosseum Counsel PLLC, longstanding counsel for Pro Music Rights. Assists in licensing structures and compliance.

4.	Mr. Paul Ring

◦	Title: Director (Independent), Audit & Compensation Committee Member.

◦	Experience: President of Bungalo Records (25+ years with Universal). Offers insight on music distribution, royalty frameworks.

5.	Mr. Vito M. Roppo

◦	Title: Director (Independent), Audit & Compensation Committee Member.

◦	Background: Senior partner at Colosseum Counsel PLLC, advising high-profile music clients. Drafted central licensing agreements.

No family relationships exist among directors or executive officers, nor have any been subject to disqualifying legal proceedings under SEC rules in the last decade.

2.6 ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of December 31, 2024, 30,005,989 common shares are outstanding, plus one Preferred J Stock conferring 80% of total voting authority:

Name & Address	Title	Common	% of Common	Preferred J	Voting Power
Jake P. Noch Family Office, LLCHunkins Waterfront Plaza, Suite 56,Charlestown, Nevis KN0802	Affiliate of CEO (Mr. Noch)	9,001,800	30.01%	1 (sole holder)	~86% total (80% + ~6%)
Mr. Jake P. Noch3811 Airport Pulling Rd,Suite 203,Naples, FL 34105	CEO, President, CFO, Secretary, Director, Chairman	4,997,368	16.65%	0	~3.33%
Mr. Paul Ring3811 Airport Pulling Rd,Suite 203,Naples, FL 34105	Director (Independent)	2	0.0000067%	0	Negligible
Mr. Vito M. Roppo3811 Airport Pulling Rd,Suite 203,Naples, FL 34105	Director (Independent)	24	0.00008%	0	Negligible
Mr. Rodrigo Di Federico3811 Airport Pulling Rd,Suite 203,Naples, FL 34105	CTO & Director	17	0.0000566%	0	Negligible
Mr. James R. Chillemi3811 Airport Pulling Rd,Suite 203,Naples, FL 34105	Director (Independent)	2	0.0000067%	0	Negligible

2.7 ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

1.	Affiliate Financings

We secure ongoing convertible note financing and equity-based funding from Jake P. Noch Family Office, LLC, raising potential dilution for existing shareholders and possible conflicts of interest.

2.	3(a)(10) Exemption

A court-approved arrangement lets us issue shares to affiliates based on dollar obligations, not pegged to share price. As of December 31, 2024, the 3(a)(10) settlement liability was USD 23,240,141.

3.	Board Compensation In FY 2024, total board and committee fees reached USD 72,456, paid in cash or equity. We review and approve all related-party transactions via disinterested board members.

2.8 ITEM 6. OTHER INFORMATION

●	Broker-Dealer Talks: We continue preliminary efforts to acquire or form offshore broker-dealer entities, subject to regulatory compliance and capital resources.

●	Royalty Acquisitions: In 2024, we expanded our holdings with additional royalty streams in music and non-music assets, aligning with our diversification goals.

●	Litigation: We pursue overdue licensing fees and handle additional legal disputes on an as-needed basis.

No other developments require reporting under Form 1-U that have not been previously disclosed.

2.9 ITEM 7. FINANCIAL STATEMENTS

MUSIC LICENSING, INC.

Financial Statements

For the years ended as of

December 31, 2023 and 2024

Music Licensing, Inc.

Financial Statements

As of December 31, 2023 and 2024

February 26, 2025

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Members of

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Music Licensing, Inc. as of December 31, 2023 and 2024 and the related statements of operations, changes in owner’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Music Licensing, Inc. as of December 31, 2023 and 2024 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad N. I. Abu Khamis

Certified Public Accountant, NH 08224

AAK CPA LLC

30 N Gould ST STE R

Sheridan, WY 82801

646-689-4725

amjad@aak-cpa.com

Music Licensing, Inc.

Balance Sheet

As of December 31, 2023 and 2024

ASSETS	2023	2024
Current Assets
Cash at Bank	415	1,182
Accounts Receivable	1,052,175,309	86,955,541
Allowance for Doubtful Account	(993,632,492)	(70,944,151)
Total Current Assets	58,543,232	16,012,572
Non-Current Assets
Copy Rights and Domain Names	205,135	355,329
Goodwill	3,550,601	3,550,601
Total Non-Current Assets	3,755,737	3,905,930
TOTAL ASSETS	62,298,968	19,918,503

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	405,769	477,426
Sales Tax Payable	4,535	4,535
Total Current Liabilities	410,304	481,961
Non-Current Liabilities
Convertible Notes Payable	12,308,525	23,240,141
Total Non-Current Liabilities	12,308,525	23,240,141
TOTAL LIABILITIES	12,718,829	23,722,102
Equity
Common Shares	802,635	-
Preferred Shares	-	-
Additional Paid-In Capital	17,095,119	18,932,596
Retained Earnings (Deficit)	31,682,385	(22,736,195)
TOTAL EQUITY	49,580,139	(3,803,600)
TOTAL LIABILITIES AND EQUITY	62,298,968	19,918,503

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement

As of December 31, 2023 and 2024

	2023	2024
Revenues
Sales	1,052,274,588	128,874,114
Total Revenues	1,052,274,588	128,874,114
Operating and Administrative Expenses
Accounting and Legal Fees	542,778	425,476
Wages and Salaries	12,000,000	12,000,000
Professional Fees	12,965	42,368
Advertising and Promotion	4,281	30,904
Dues and Subscriptions	688	41,527
Office and Utilities Expenses	32,999	17,860
Board of Directors Fees	15,000	72,456
Bad Debt Expense	993,632,492	170,404,894
Taxes and Licenses Expense	-	26,691
Total Operating and Administrative Expenses	1,006,241,204	183,062,176

Non-Operating Income	4	6,361
Non-Operating Losses	-	236,878
Net Non-Operating Income (Loss)	4	(230,517)

NET INCOME (LOSS)	46,033,387	(54,418,580)

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Changes in Equity Statement

As of December 31, 2023 and 2024

	Common Shares		Preferred Shares		APIC*	Retained Earnings	Total
Balance - December 31, 2022	3,566,945,290	3,566,945	-	-	14,284,057	(14,351,002)	3,500,000
Issued Stock During 2023	-	-	1	-		-	3,500,000
Retirement for Shares During 2023	2,764,310,075	(2,764,310)	-	-	2,764,310	-	3,500,000
Capital Contributions During 2023	-	-	-	-	46,752	-	3,546,752
Net Income (Loss) - December 31, 2023	-	-	-	-	-	46,033,387	49,580,139
Balance - December 31, 2023	802,635,215	802,635	1	-	17,095,119	31,682,385	49,580,139
Correction of Par Value of Stock	-	(802,635)	-	-	802,635	-	49,580,139
Stock Issued Prior Stock Split	2,194,364,785	-	-	-	810,713	-	50,390,852
Applying Reverse Stock Split (500,000:1)	(2,996,994,006)	-	-	-	-	-	50,390,852
Shares issued after Stock Split 2024	29,999,995	-	-	-	224,129	-	50,614,981
Net Income (Loss) - as of December 31, 2024	-	-	-	-	-	(54,418,580)	(3,803,600)
Balance as of December 31, 2024	30,005,989	-	1	-	18,932,596	(22,736,195)	(3,803,600)

*	APIC = Additional Paid-In Capital

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Cash Flow Statement

As of December 31, 2023 and 2024

	2023	2024
Cash Flows from Operating Activities
Net Income	46,033,387	(54,418,580)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in Accounts Receivables	(1,052,175,309)	965,219,768
Change in Accounts Payables	12,622,097	71,657
Bad Debt Expense	993,632,492	170,404,894
Accounts Receivables Written-Off	-	(1,093,895,870)
Net Cash Flow from Operating Activities	112,667	(12,618,131)

Cash Flows from Investing Activities
Investment in Royalties	(160,000)	(150,194)
Net Cash Flows from Investing Activities	(160,000)	(150,194)

Cash Flow by Financing Activities
Additional Paid-In Capital	52,826	1,837,477
Notes Payables	-	10,931,616
Retirement of Common Shares	(6,074)	-
Net Cash Flow by Financing Activities	46,752	12,769,093

Net Change in Cash	(581)	767
Cash Balance at Beginning of the Year	996	415
CASH BALANCE AT END OF THE YEAR	415	1,182

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

NOTE 1: DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (OTC: SONG) (“Music Licensing” or “the Company”) is a diversified holding company and a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. On March 10, 2016, Building Turbines, Inc. changed its name to HempTech Corp. There was a change of control in connection with the name change. As HempTech Corp, the Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and cannabis. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

On August 15, 2022, the company signed an agreement with Pro Music Licensing, Inc. to acquire from the Shareholders its 1,409,500,000 shares of common stock, including 909,500,000 shares of class a common stock and 500,000,000 shares of class b common stock, which represent all of the issued and outstanding shares of common stock of Pro Music Licensing for 3,500,000,000 shares of common stock, $0.001 par value per share, of Music Licensing Inc.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc”.

Pro Music which was recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc.

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock were increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On December 31, 2022 the company executed a merger agreement in 2022 but are reflecting the accounting for the merger as of December 31, 2022 for simplicity, however exact date calculations may differ but Management does not believe such calculations are or would be material.

On Oct 25, 2023, the company has decided through its board of directors’ resolution to lower its authorized shares to 2,000,000,000 shares.

On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board resolution, authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

●	The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

●	The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

●	The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

●	The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024. Thus far, actions in accordance with this resolution include the purchase of publishing royalties from AT&C Investments LLC, royalty interest in Listerine Antiseptic, and two additional collections of published work.

NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience, and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

Cash are stated at cost which approximates fair value. The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar denominated investment accounts.

Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3—Unobservable inputs based on the Company’s own assumption.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

Breakdown of Income Streams

●	License Subscription Fee: This represents the core revenue generated from our standard licensing agreements with clients. It includes the regular fees charged for the use of our copyrighted musical compositions.

●	Late Fee Income: This category captures additional revenues earned from late payment fees imposed on clients. The separate reporting of late fee income allows for a clearer assessment of revenue that is contingent on client payment behaviors.

●	Usage/Non-Reporting Fee: This category includes fees levied on clients who do not comply with the usage reporting requirements stipulated in their licensing agreements. It is an important revenue component that aligns with our policy enforcement and contractual compliance.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

●	Royalties: Revenue from shares in the licensed ownership of products, technology, or creative works.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Because tax laws are complex and subject to different interpretations, significant judgment is required. As a result, the Company makes certain estimates and assumptions in (i) calculating its income tax expense, deferred tax assets and deferred tax liabilities, (ii) determining any valuation allowance recorded against deferred tax assets and (iii) evaluating the amount of unrecognized tax benefits, as well as the interest and penalties related to such uncertain tax positions. The Company’s estimates and assumptions may differ significantly from tax benefits ultimately realized.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

NOTE 3: GOODWILL

ASC 350 defines goodwill as an intangible asset representing the excess of the purchase price of a business over the fair value of its identifiable net assets acquired in a business combination.

As a result of the acquisition of Pro Music Rights, Music Licensing issued 3,500,000,000 shares of common stock, $0.001 par value per share, which on the execution date and net asset value of the pro music rights was $(50,601), which resulted in a goodwill valued at $3,550,601. The Goodwill shall be assessed for impairment regularly, and the management decided that no impairment of the goodwill is required as of December 31, 2023.

NOTE 4 – COPYWRITES, DOMAN NAMES AND ROYALTY STAKES

The Company is the owner for the exclusive rights to use these copyrights and domain names as intangible assets. As such, these assets do have an indefinite life. The Company reviews the currently held intangible assets on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working no impairment adjustment was considered necessary as of December 31, 2024.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

On November 24, 2023, Music Licensing Inc. entered into a purchase agreement with AT&C Investments LLC, whereby Music Licensing Inc. acquired 100% of the rights, title, and interest in the songwriter/publisher’s share of all publishing royalties. The total consideration for this acquisition was U.S. $160,000.00.

On February 21, 2024, the Company completed the purchase of a portion of the royalty interest in Listerine “Mouthwash” Antiseptic for a total consideration of $79,500. This transaction is part of the Company’s strategy to invest in revenue-generating assets, and it has been recorded in the financial statements accordingly.

Effective October 4, 2024, in consideration of $140,200, Music Licensing Inc. assigned 100% of its rights, title, and interest (equivalent to Jasper Sheff Corp’s entire interest), along with a security interest, in the songwriter/publisher’s share of all publishing royalties—excluding the songwriter’s share of public performance royalties—for a term of 30 years.

As of December 31, 2023 and 2024 The company’s intangible assets at the period end are categorized as follows:

	2023	2024
Copyrights	19,010	19,010
Domain Names	26,125	26,125
Royalty Stakes	160,000	310,194
	$205,135	$355,329

NOTE 5 - ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

In accordance with our accounting policies and the applicable financial reporting standards, the Allowance for Doubtful Accounts represents a current period estimation, reflecting our assessment of the credit risk associated with our outstanding accounts receivable. This estimate is based on a thorough evaluation of existing conditions, including an analysis of historical collection rates, and current economic trends.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

●	0-60 Days Past Due: Apply 5% for allowance

●	61-120 Days Past Due: Apply 15% for allowance

●	121-180 Days Past Due: Apply 35% for allowance

●	181-360 Days Past Due: Apply 75% for allowance

●	361-And Over Days Past Due: Apply 100% for allowance

We have deducted the Allowance for Doubtful Accounts from the total Accounts Receivable balance to arrive at the Net Accounts Receivables. This deduction is made to accurately represent the Net Realizable Value (NRV) of these assets on our balance sheet. The NRV is the estimated amount that we expect to collect from our receivables, considering the likelihood of some amounts being uncollectible.

It is important to note that this allowance is an estimation and may be adjusted in future periods as new information becomes available or as the actual collection experience deviates from our current expectations.

During the second quarter of 2024, the Company undertook a review of its accounts receivable and identified a significant customer account with a balance of approximately $1.2 billion. This customer, located in a foreign country, has shown prolonged non-payment, and the Company has determined that the likelihood of collection is unrealistic due to the customer’s financial instability and geopolitical factors affecting the region.

As a result, the Board of Directors has authorized the removal of this account from the accounts receivable balance. The removal has been reflected in the current financial statements as a charge to bad debt expense, consistent with the Company’s accounting policies regarding the allowance for doubtful accounts. The decision to write off this account aligns with the Company’s commitment to maintaining accurate and realistic financial reporting.

The Company has signed Business License Agreements with 660 Customers as of December 31, 2024 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. The amount invoiced within the quarter ended December 31, 2024, is $55,699,389.20. Management believes that the contracts with the customers are legally enforceable as the provision and use of the services was provided. The agreements provide a clear obligation to pay a fixed monthly base license fee, plus any utilization fee.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

This adjustment has been made to better reflect the Company’s current financial position and to provide investors with a clearer view of the Company’s receivables portfolio.

As part of our efforts to manage outstanding accounts receivable, Music Licensing Inc. has engaged Gebeloff Law to initiate legal proceedings against certain customers who have failed to fulfil their payment obligations. This action is intended to improve the collectability of these receivables and reduce the amount of bad debt. The outcome of these legal proceedings is currently uncertain, and they may result in additional legal expenses. The company will closely monitor these proceedings and update the financial impact as more information becomes available.”

NOTE 6 – ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

As of December 31, 2024, Music Licensing Inc. has reported an accounts payable balance of $477,426. which includes charges for legal and professional services. However, it’s important to note that a portion of these charges is currently under dispute.

The management of Music Licensing Inc. is actively engaged in discussions with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

Any significant developments or resolutions post the reporting period will be disclosed in subsequent financial statements as per the applicable accounting standards.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

Details of 3(a)(10) Agreement for Executive Compensation and Severance Package

During the prior period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch, with the full amount recognized on January 1st of each fiscal year. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million cash severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

Payments on Convertible Note Funded through a 3(a)(10) Agreement

During the current reporting period, the Company commenced payments toward a convertible note that was issued under the provisions of a 3(a)(10) exemption agreement. The convertible note was originally issued as part of a strategic initiative to finance the company’s ongoing operations and expansion.

The continued management of this liability is crucial for maintaining the Company’s financial stability and supporting strategic growth initiatives. Detailed information regarding the terms of the convertible note and its potential impact on our financial position and performance will be further represented in the sections concerning “Debt Obligations”, “Equity”, and “Cash Flows” of our financial statements.

NOTE 8 – SHAREHOLDERS EQUITY

The company is authorized to issue 14,500,000,000 common stock shares at 0.000000000001 par value and 1 Preferred J stock. The current total of outstanding common stock as of December 31, 2024 is 30,005,989, of which 67 are Restricted.

On June 12, 2024 the Board of Directors of Music Licensing Inc. approved a 500,000-for-1 reverse stock split of its outstanding common shares. This reverse stock split was effective on June 13, 2024. As a result of the reverse stock split, each 500,000 shares of issued and outstanding common stock were automatically combined into one share of common stock. No fractional shares were issued in connection with the reverse stock split. Instead, shareholders who would have otherwise held a fractional share of common stock received a cash payment for the value of the fractional share.

The reverse stock split did not affect the total authorized number of shares of common stock or the par value per share. The reverse stock split was implemented to improve the marketability and liquidity of the Company’s common stock.

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to create a new class of shares known as “Preferred J Class” shares. Only one share is authorized to be issued. Class J shares established to enhance strategic decision-making and safeguard the long-term interests of the company. The key characteristics of the Preferred J Class shares are as follows:

Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

1.	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

2.	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

3.	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Board Compensation

During the quarter ended December 31, 2024, the company paid a bonus of $18,000 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item “Director’s Fees” under administrative expenses in our consolidated Income Statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

3(a)(10) Agreement Obligation

At the beginning of the quarter ended December 31, 2024, the balance of the 3(a)(10) agreement obligation was $20,358,422. During the quarter, the obligation increased by $2,881,719, resulting in an ending balance of $23,240,141. This increase comprised total additional expenditures of $3,077,774, offset by payments of $197,717 towards the obligation.

Severance Package Obligation

The Company has entered into an employment agreement with its CEO, Jake P. Noch, which includes a severance package clause. According to the terms of this agreement, the Company is obligated to pay a cash severance package of $18,000,000 in the event of the CEO’s departure, regardless of the reason for departure. This obligation is recognized as a contingent liability and will be recognized as an expense in the period in which it becomes probable that the CEO will depart and the amount becomes reasonably estimable.

As of December 31, 2024, the Company has not recorded a liability related to this severance package obligation, as the triggering event for the payment has not occurred and the departure of the CEO is not deemed probable.

Management will continue to evaluate this obligation at each reporting period and recognize the liability and related expense when the conditions for recognition under GAAP are met.

Music Licensing, Inc.

Notes to the Financial Statements

As of December 31, 2023 and 2024

This disclosure is made in accordance with ASC 450, Contingencies, which requires that contingent liabilities be disclosed when there is at least a reasonable possibility that a loss may be incurred.

Ongoing Legal Proceeding

The Company has initiated chargeback claims against INVESTORSHUB CO due to disputed transactions. These transactions pertain to charges for cryptocurrency purchases that were neither agreed upon nor authorized by the Company as part of its service contract. The Company strictly does not engage in cryptocurrency-related activities. The transactions in question arose after INVESTORSHUB CO required the purchase of proprietary cryptocurrency instead of invoicing for agreed-upon press release services.

Furthermore, the Company has formally demanded the removal of personal information, including the CEO’s home address, from INVESTORSHUB CO’s website. Despite repeated legal notices, the information remains publicly accessible. The Company is exploring legal remedies to resolve this matter. As of the reporting date, no provisions for potential losses or recoveries have been recognized in the financial statements. Management will continue to monitor the situation and update disclosures as necessary. U.S. GAAP (ASC 450).

Purchase of Royalty Rights

On November 24, 2023, Music Licensing Inc. entered into a purchase agreement with AT&C Investments LLC, whereby Music Licensing Inc. acquired 100% of the rights, title, and interest in the songwriter/publisher’s share of all publishing royalties, excluding the songwriter’s share of public performance royalties, for a set of musical compositions as listed in Attachment A of the agreement. This acquisition includes rights under a previous purchase agreement between AT&C Investments LLC and Jasper Sheff Corp dated October 29, 2023. The total consideration for this acquisition was U.S. $160,000.00. This acquisition reflects the company’s strategic initiative to expand its portfolio of royalty-generating assets. The financial impact of this transaction has been reflected in the financial statements for the period ending December 31, 2023.

ANNEXURE 1: QUARTERLY BALANCE SHEET FOR 2024 (UNAUDITED)

	Q1 2024	Q2 2024	Q3 2024	Q4 2024
ASSETS
Current Assets
Cash at Bank	1,395	10,375	2,817	1,182
Accounts Receivable	1,158,100,319	71,542,512	79,067,744	86,955,541
Allowance for Doubtful Account	(1,120,237,941)	(56,380,568)	(63,626,594)	(70,944,151)
Total Current Assets	37,863,773	15,172,319	15,443,967	16,012,572
Non-Current Assets
Copy Rights and Domain Names	284,635	329,635	329,635	355,329
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,835,236	3,880,236	3,880,236	3,905,930
TOTAL ASSETS	41,699,009	19,052,555	19,324,203	19,918,503

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	405,769	499,614	509,910	477,426
Sales Tax Payable	4,535	4,535	4,535	4,535
Total Current Liabilities	410,304	504,149	514,445	481,961
Non-Current Liabilities
Convertible Notes Payable	14,921,204	17,315,296	20,358,422	23,240,141
Total Non-Current Liabilities	14,921,204	17,315,296	20,358,422	23,240,141
TOTAL LIABILITIES	15,331,508	17,819,444	20,872,866	23,722,102
Equity
Common Shares	-	-	-	-
Preferred Shares	-	-	-	-
Additional Paid-In Capital	18,708,467	18,708,467	18,759,093	18,929,793
Retained Earnings (Deficit)	7,659,033	(17,475,356)	(20,307,756)	(22,733,392)
TOTAL EQUITY	26,367,501	1,233,111	(1,548,664)	(3,803,600)
TOTAL LIABILITIES AND EQUITY	41,699,009	19,052,555	19,324,203	19,918,503

ANNEXURE 2: QUARTERLY INCOME STATEMENTS FOR 2024 (UNAUDITED)

	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Revenues
Sales	105,969,348	7,318,842	7,540,838	8,045,086
Total Revenues	105,969,348	7,318,842	7,540,838	8,045,086

Operating and Administrative Expenses
Accounting and Legal Fees	150,737	215,096	56,843	2,800
Wages and Salaries	3,000,000	3,000,000	3,000,000	3,000,000
Professional Fees	6,127	12,800	-	23,441
Advertising and Promotion	9,734	4,421	3,749	13,000
Dues and Subscriptions	9,144	19,306	12,773	304
Office and Utilities Expenses	1,025	1,385	2,615	12,835
Board of Directors Fees	28,456	10,000	22,000	12,000
Bad Debt Expense	126,719,136	29,124,222	7,243,979	7,317,557
Taxes and Licenses	15,657	794	-	10,240
Total Operating and Admin. Expenses	129,940,015	32,388,024	10,341,958	10,392,177

Non-Operating Income	6,346	-	15	-
Non-Operating Expense	59,030	65,208	31,296	81,344
Net Non-Operating Income (Loss)	(52,684)	(65,208)	(31,281)	(81,344)

NET INCOME (LOSS)	(24,023,352)	(25,134,389)	(2,832,400)	(2,428,436)

ANNEXURE 3: QUARTERLY CASH FLOW STATEMENTS FOR 2024 (UNAUDITED)

	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Cash Flows from Operating Activities
Net Income	(24,023,352)	(25,134,389)	(2,832,400)	(2,428,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in Accounts Receivables	(105,925,010)	1,086,557,807	(7,525,232)	(7,887,797)
Change in Accounts Payables	2,612,679	2,487,936	3,053,422	2,849,236
Bad Debt Expense	126,605,449	29,124,222	7,246,026	7,317,557
Write-off Accounts Receivables	-	(1,092,932,751)	-	-
Net Cash Flow from Operating Activities	(730,233)	102,825	(58,183)	(149,440)

Cash Flows from Investing Activities
Investment in Royalties	(79,500)	(93,845)	-	(25,694)
Net Cash Flows from Investing Activities	(79,500)	(93,845)	-	(25,694)

Cash Flow by Financing Activities
Additional Paid-In Capital	810,713	-	50,626	173,500
Net Cash Flow by Financing Activities	810,713	-	50,626	173,500

Net Change in Cash	980	8,980	(7,558)	(1,635)
Cash Balance at Beginning of the Period	415	1,395	10,375	2,817
CASH BALANCE AT END OF THE PERIOD	1,395	10,375	2,817	1,182

2.10 ITEM 8. EXHIBITS

ITEM 8. EXHIBITS.

Exhibit 1	Consent of Independent Registered Public Accounting Firm
Exhibit 2	Audited Financial Statement of year end of 2024.
Exhibit 3	Certificate of Incorporation, Amendments, Bylaws & Amendments

3. SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. (Exact name of issuer as specified in its charter).

/s/ Jake P. Noch

MUSIC LICENSING, INC.
By Jake Noch, President and CEO
Date: February 27, 2025